UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Fundrise Real Estate Investment Trust, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11140

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our Offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Note: The information in this Item and elsewhere in this Form 1-K relates to our operations in 2021 and, as the context requires, through the date of the Merger described below.

Merger

Effective March 31, 2022, the Company merged (the “Merger”) into Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”). In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, March 31, 2022. For more information about the Merger, please see the prospectuses filed by the Income Interval Fund on February 18, 2022 found here and here.

Business Overview

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to originate, invest in, and manage a diversified portfolio primarily consisting of real estate debt investments, commercial real estate-related debt securities, commercial real estate equity investments, as well as investments in commercial real estate properties and development projects. The Company has one reportable segment consisting of investments in real estate. In this Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, invest in and manage a diversified portfolio of real estate debt investments. We expect to use substantially all of the net proceeds from our Offerings to originate, acquire and structure real estate loans (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans) and investments in real estate (through majority-owned subsidiaries with rights to receive preferred economic returns and real property investments structured with fixed income characteristics). We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ contributions.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statements Regarding Forward Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Offering Results

We have offered up to $75.0 million in common shares in the rolling twelve-month period under Regulation A (the “Offering”). The Offering was, and will be in the future, conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2021 and 2020, we had raised total gross offering proceeds of approximately $197.8 million and $170.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.6 million and $2.8 million, respectively, received in private placements to third parties) and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19,764,000 and 17,018,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2021, approximately $27.6 million of our previously qualified common shares remained available for sale to the public under our Offering.

Until June 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted at the beginning of each fiscal quarter and, as of January 1st, April 1st, July 1st, and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since June 30, 2016, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
June 30, 2016	$9.91	Form 1-U
September 30, 2016	$9.92	Form 1-U
December 31, 2016	$9.88	Form 1-U
March 31, 2017	$9.84	Form 1-U
June 30, 2017	$9.82	Form 1-U
September 30, 2017	$9.80	Form 1-U
December 31, 2017	$9.81	Form 1-U
March 31, 2018	$9.86	Form 1-U
June 30, 2018	$9.88	Form 1-U
September 30, 2018	$9.89	Form 1-U
December 31, 2018	$9.91	Form 1-U
March 31, 2019	$9.96	Form 1-U
June 30, 2019	$9.97	Form 1-U
October 1, 2019	$9.98	Form 1-U
December 31, 2019	$10.00	Form 1-U
March 31, 2020	$9.98	Form 1-U
June 30, 2020	$10.04	Form 1-U
September 30, 2020	$10.05	Form 1-U
December 31, 2020	$10.03	Form 1-U
March 31, 2021	$10.04	Form 1-U
June 30, 2021	$10.05	Form 1-U
September 30, 2021	$10.06	Form 1-U
December 31, 2021	$10.10	Form 1-U
March 31, 2022	$10.09	Form 1-U(1)

(1) This NAV per common share has been updated in connection with the Merger and our shareholders will receive common shares in the Income Interval Fund based on this NAV which will determine the Exchange Ratio.

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to delay or reduce distributions from March 31, 2020 through June 30, 2020 in order to preserve liquidity at the Company level. The Manager does not expect any such trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

When calculated on a tax basis, all distributions were made 100% from ordinary income and there was no return of capital for the year ended December 31, 2021.

On April 12, 2016, we paid our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through March 31, 2022, as shown in the table below. Linked in the table is the relevant Form 1-U detailing each distribution.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)		Annualized Yield (2)		Link
01/01/2016 – 03/31/2016	$0.0012205045		12/31/2015	04/12/2016		4.45%		Form 1-U
04/01/2016 – 04/30/2016	$0.0027397254		03/30/2016	07/13/2016		10.00%		Form 1-U
05/01/2016 – 06/30/2016	$0.0027397260		04/20/2016	07/13/2016		10.00%		Form 1-U
07/01/2016 – 09/30/2016	$0.0030136986		06/08/2016	10/13/2016		11.00%		Form 1-U
10/01/2016 – 12/31/2016	$0.0030821918		09/16/2016	01/13/2017		11.25%		Form 1-U
01/01/2017 – 03/31/2017	$0.0028767123		12/31/2016	04/12/2017		10.50%		Form 1-U
04/01/2017 – 06/30/2017	$0.0028767123		03/21/2017	07/13/2017		10.50%		Form 1-U
07/01/2017 – 09/30/2017	$0.0028767123		06/26/2017	10/09/2017		10.50%		Form 1-U
10/01/2017 – 12/31/2017	$0.0027397260		09/28/2017	01/09/2018		10.00%		Form 1-U
01/01/2018 – 01/31/2018	$0.0016438360		12/22/2017	04/11/2018		6.00%		Form 1-U
02/01/2018 – 02/28/2018	$0.0021917808		01/26/2018	04/11/2018		8.00%		Form 1-U
03/01/2018 – 03/31/2018	$0.0021917808		02/27/2018	04/11/2018		8.00%		Form 1-U
04/01/2018 – 04/30/2018	$0.0021917808		03/28/2018	07/09/2018		8.00%		Form 1-U
05/01/2018 – 05/31/2018	$0.0021917808		04/30/2018	07/09/2018		8.00%		Form 1-U
06/01/2018 – 06/30/2018	$0.0022602740		05/29/2018	07/09/2018		8.25%		Form 1-U
07/01/2018 – 07/31/2018	$0.0023287671		06/28/2018	10/08/2018		8.50%		Form 1-U
08/01/2018 – 08/31/2018	$0.0023287671		07/27/2018	10/08/2018		8.50%		Form 1-U
09/01/2018 – 09/30/2018	$0.0023287671		08/24/2018	10/08/2018		8.50%		Form 1-U
10/01/2018 – 10/31/2018	$0.0023287671		09/26/2018	01/07/2019		8.50%		Form 1-U
11/01/2018 – 11/30/2018	$0.0022602740		10/29/2018	01/07/2019		8.25%		Form 1-U
12/01/2018 – 12/31/2018	$0.0022602740		11/29/2018	01/07/2019		8.25%		Form 1-U
01/01/2019 – 01/31/2019	$0.0021917808		12/27/2018	04/10/2019		8.00%		Form 1-U
02/01/2019 – 02/28/2019	$0.0021917808		01/30/2019	04/10/2019		8.00%		Form 1-U
03/01/2019 – 03/31/2019	$0.0021917808		02/28/2019	04/10/2019		8.00%		Form 1-U
04/01/2019 – 04/30/2019	$0.0021917808		03/28/2019	07/11/2019		8.00%		Form 1-U
05/01/2019 – 05/31/2019	$0.0019178082		04/30/2019	07/11/2019		7.00%		Form 1-U
06/01/2019 – 06/30/2019	$0.0020547945		05/30/2019	07/11/2019		7.50%		Form 1-U
07/01/2019 – 07/31/2019	$0.0020547945		06/28/2019	10/09/2019		7.50%		Form 1-U
08/01/2019 – 08/31/2019	$0.0016438356		07/30/2019	10/09/2019		6.00%		Form 1-U
09/01/2019 – 10/01/2019	$0.0021232877		08/29/2019	10/09/2019		7.75%		Form 1-U
10/02/2019 – 10/31/2019	$0.0020547945		10/01/2019	01/13/2020		7.50%		Form 1-U
11/01/2019 – 11/30/2019	$0.0024657534		10/31/2019	01/13/2020		9.00%		Form 1-U
12/01/2019 – 12/31/2019	$0.0026027397		11/26/2019	01/13/2020		9.50%		Form 1-U
01/01/2020 – 01/31/2020	$0.0024657534		12/23/2019	04/09/2020		9.00%		Form 1-U
02/01/2020 – 02/29/2020	$0.0024657534		01/29/2020	04/09/2020		9.00%		Form 1-U
03/01/2020 – 03/31/2020	$0.0020547945		02/26/2020	04/09/2020		7.50%		Form 1-U
04/01/2020 – 04/30/2020	$0.0019178082		03/30/2020	07/09/2020		7.00%		Form 1-U
05/01/2020 – 05/31/2020	$0.0017808219		04/29/2020	07/09/2020		6.50%		Form 1-U
06/01/2020 – 06/30/2020	$0.0017808219		05/27/2020	07/09/2020		6.50%		Form 1-U
07/01/2020 – 07/31/2020	$0.0017808219		06/29/2020	10/08/2020		6.50%		Form 1-U
08/01/2020 – 08/31/2020	$0.0020547945		07/30/2020	10/08/2020		7.50%		Form 1-U
09/01/2020 – 10/01/2020	$0.0019178082		08/28/2020	10/08/2020		7.00%		Form 1-U
10/02/2020 – 10/31/2020	$0.0019178082		10/01/2020	01/12/2021		7.00%		Form 1-U
11/01/2020 – 11/30/2020	$0.0017808219		10/29/2020	01/12/2021		6.50%		Form 1-U
12/01/2020 – 12/31/2020	$0.0017808219		11/25/2020	01/12/2021		6.50%		Form 1-U
01/01/2021 – 01/31/2021	$0.0013698630		12/29/2020	04/13/2021		5.00%		Form 1-U
02/01/2021 – 02/28/2021	$0.0011643836		01/28/2021	04/13/2021		4.25%		Form 1-U
03/01/2021 – 03/31/2021	$0.0016438356		02/25/2021	04/13/2021		6.00%		Form 1-U
04/01/2021 – 04/30/2021	$0.0010958904		03/30/2021	07/13/2021		4.00%		Form 1-U
05/01/2021 – 05/31/2021	$0.0015068493		04/29/2021	07/13/2021		5.50%		Form 1-U
06/01/2021 – 06/30/2021	$0.0011643836		05/28/2021	07/13/2021		4.25%		Form 1-U
07/01/2021 – 07/31/2021	$0.0012328767		06/29/2021	10/12/2021		4.50%		Form 1-U
08/01/2021 – 08/31/2021	$0.0013013699		07/28/2021	10/12/2021		4.75%		Form 1-U
09/01/2021 – 10/01/2021	$0.0019178082		08/27/2021	10/12/2021		7.00%		Form 1-U
10/02/2021 – 10/31/2021	$0.0016438356		10/01/2021	01/11/2022		6.00%		Form 1-U
11/01/2021 – 11/30/2021	$0.0016438356		10/27/2021	01/11/2022		6.00%		Form 1-U
12/01/2021 – 12/31/2021	$0.0016438356		11/29/2021	01/11/2022		6.00%		Form 1-U
01/01/2022 – 01/31/2022	$0.0016438356		12/29/2021	04/12/2022	(3)	6.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0017808219		01/28/2022	04/12/2022	(3)	6.50%		Form 1-U
03/01/2022 – 03/31/2022	$0.0016438356		02/25/2022	04/12/2022	(3)	6.00%		Form 1-U
Weighted Average	$0.0021682063	(4)				7.91	%(5)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	To be distributed by the Income Interval Fund following completion of the Merger as described above.
(4)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through March 31, 2022.

(5)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that, on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2021 we revised our Redemption Plan to reflect the following changes: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020.

As of December 31, 2021, approximately 4,412,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

In advance of the Merger, our Manager determined to suspend the processing of redemptions under our redemption plan effective January 1, 2022. Shareholders will have the opportunity to redeems shares from the Income Interval Fund, in accordance with its repurchase policy.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Real Estate Debt Investment Impairment

We recognize losses on both principal and interest of real estate debt investments if it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement. Indicators of impairment are based on current information and events including economic, industry, and geographical factors, as well as borrower creditworthiness. If indicators are present and an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan, less estimated costs to sell.

The fair value of the investment or the underlying collateral is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment. If the carrying value is in excess of the estimated fair value of the investment, we would recognize an impairment loss equivalent to the amount required to adjust the carrying value to its estimated fair value, calculated in accordance with current U.S. GAAP fair value provisions. Changes in the facts and circumstances that drive management’s assumptions may result in an impairment to the Company’s assets in a future period that could be material to the Company’s results of operations.

Valuation of Equity Method Investees

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Valuation of Real Estate Held for Improvement

Long-lived assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property's occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property's future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets' carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments. Additionally, we expect to receive cash flow distributions from investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations. For the years ended December 31, 2021 and 2020, we had total net income of approximately $5.5 million and $9.2 million, respectively.

Revenue

Interest Revenue

For the years ended December 31, 2021 and 2020, we earned interest revenue of approximately $6.8 million and $11.5 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the payoff of six real estate debt investments subsequent to December 31, 2020.

Other Revenue

For the years ended December 31, 2021 and 2020, we earned other revenue of approximately $475,000 and $548,000, respectively. The decrease in other revenue was primarily related to fewer extension fees earned on our real estate debt investments compared to the prior year period.

Expenses

Asset Management and Other Fees – Related Party

For the years ended December 31, 2021 and 2020, we incurred asset management fees of approximately $1.3 million and $1.1 million, respectively. The increase in asset management fees is attributable to an increase in our NAV, as the asset management fee is calculated as a percentage of NAV each quarter. The overall increase in NAV is attributable to the appreciation of certain real estate investments.

General and Administrative Expense

For the years ended December 31, 2021 and 2020, we incurred general and administrative expense of approximately $479,000 and $265,000, respectively, which included auditing and professional fees, bank fees, legal fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The increase in general and administrative expense is primarily due to higher legal and advisory fees incurred with respect to certain real estate investments.

Credit Losses

For the years ended December 31, 2021 and 2020, we incurred credit losses of approximately $156,000 and $1.4 million, respectively, related to our real estate debt investments. The decrease is due to less impairment charges recorded for the year ended December 31, 2021 as investments’ carrying values more closely approximated their fair values. See Note 3, Real Estate Debt Investments in our consolidated financial statements for further detail.

Other Income (Expense)

Equity in Earnings

For the years ended December 31, 2021 and 2020, we had equity in earnings of approximately $172,000 and $77,000 from our equity method investees, respectively. The increase in equity in earnings is primarily attributable to the increased performance from our RSE Siena equity method investee, as well as an increase in earnings from our investment in National Lending, LLC. See Note 8, Related Party Arrangements, in our consolidated financial statements for further information about National Lending, LLC.

Interest Expense – Related Party

For the years ended December 31, 2021 and 2020, we incurred interest expense of approximately $1,000 and $124,000, respectively, related to our related party notes payable. The decrease in interest expense is due to repayment of the $7.0 million promissory note with National Lending, LLC (“National Lending”) during the year ended December 31, 2020. See Note 8, Related Party Arrangements for further information.

Our Investments

As of December 31, 2021, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2021. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Gramercy Homes Senior Loan*(6)(8)	Los Angeles, CA	Land	05/01/2017	7.6%	01/01/2020	$10,750,000	78.2%	72.0%	Initial	Update 1 Update 2 Update 3 Update 4
Huron River Senior Loan*(9)	Ann Arbor, MI	Multifamily	03/30/2018	7.5%	03/29/2020	$4,900,000	79.0%	81.7%	Initial	Update
Kenmore J.C. Senior Loan*(10)	Los Angeles, CA	Land	05/21/2018	10.3%	05/21/2020	$12,770,000	75.0%	72.2%	Initial	Update
1923 9th St NW Senior Loan*(7)	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%	Initial	N/A
AmeriPacific Eagle Rock Senior Loan*(12)	Los Angeles, CA	Land	08/09/2018	10.0%	02/09/2020	$3,100,000	87.1%	87.1%	Initial	Update
RKD 2111 Pacific Senior Loan, A note*	San Pedro, CA	Land	08/23/2018	9.5%	08/23/2020	$1,400,000	94.1%	94.1%	Initial	N/A
CCA Fletcher Senior Loan*	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%	Initial	Update
TTLC El Sereno Senior Loan*(13)	Los Angeles, CA	Land	06/14/2019	9.5%	06/14/2020	$6,500,000	70.8%	--	Initial	Update
Station East Loan*	Union City, CA	Land	09/03/2019	9.5%	09/03/2021	$28,000,000	83.3%	64.1%	Initial	N/A
Creekside Senior Loan*(11)	San Juan Capistrano, CA	Land	02/26/2021	9.5%	05/26/2021	$33,500,000	84.0%	87.0%	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	On December 21, 2018, we executed a loan modification for the Gramercy Homes Senior Loan extending the maturity date to January 1, 2020 and increasing the loan principal. On January 24, 2020, we executed a second loan modification extending the maturity date to July 1, 2020.

(7)	On May 13, 2020, the borrower of the 1923 9th St NW Senior Loan was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. The loan is secured by the underlying real property. As of December 31, 2021, the loan was deemed impaired and classified as non-performing. See Note 3, Real Estate Debt Investments for further information.

(8)	On May 19, 2020, the Gramercy Homes Senior Loan was paid off and is no longer outstanding.

(9)	On September 18, 2020, the Huron River Senior Loan was paid off and is no longer outstanding.

(10)	On November 6, 2020, the Kenmore J.C. Senior Loan was paid off and is no longer outstanding.

(11)	On May 14, 2021, the Creekside Senior Loan was paid off and is no longer outstanding.

(12)	On August 15, 2021, the AmeriPacific Eagle Rock Senior Loan was paid off and is no longer outstanding.

(13)	On December 22, 2021, the TTLC El Sereno Senior Loan was paid off and is no longer outstanding.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
Ace Hotel Controlled Subsidiary*(6)	Pittsburgh, PA	Hotel	12/15/2015	15.0%	11/13/2018	$2,275,000	75.0%	37.0%	Initial	Update
Grove Controlled Subsidiary(12)	Cordova, TN	Multifamily	03/02/2016	12.5%	12/01/2022	$3,750,000	87.3%	--	Initial	Update
Waypoint Sarasota Controlled Subsidiary(9)	Sarasota, FL	Multifamily	10/11/2017	11.0%	04/11/2021	$4,600,000	59.1%	69.4%	Initial	Update
JVM Aventine Controlled Subsidiary(7)	Aurora, IL	Multifamily	10/30/2017	10.0%	04/01/2023	$8,000,000	80.3%	--	Initial	Update
Vukota Woodmen Controlled Subsidiary*(11)	Colorado Springs, CO	Multifamily	11/10/2017	12.0%	10/01/2024	$1,114,300	82.1%	--	Initial	Update
Breckenridge Aspen Heights Controlled Subsidiary	Springfield, MO	Multifamily	12/11/2017	11.0%	01/01/2026	$4,500,000	70.6%	--	Initial	N/A
705 Edgewood Controlled Subsidiary*(8)	Washington, DC	Retail	01/08/2018	13.0%	05/26/2020	$2,666,200	59.5%	--	Initial	Update
RSE Coastal Village Controlled Subsidiary	Fort Myers, FL	Multifamily	06/29/2018	10.5%	07/10/2023	$6,820,000	83.5%	--	Initial	N/A
Harbour Island Tampa Controlled Subsidiary(10)	Tampa, FL	Multifamily	11/08/2019	9.6%	11/08/2026	$26,775,000	85.0%	--	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(6)	On March 15, 2020, the borrower of the Ace Hotel Controlled Subsidiary was issued a notice of maturity default for failing to repay the outstanding principal and contractual interest amounts owed. The loan is secured by the underlying real property. As of December 31, 2021, the loan was deemed impaired and classified as non-performing. See Note 3, Real Estate Debt Investments for further information.

(7)	On June 17, 2020, the JVM Aventine Controlled Subsidiary redeemed our investment in full.

(8)	On June 25, 2020, the 705 Edgewood Controlled Subsidiary redeemed our investment in full.

(9)	On November 20, 2020, the Waypoint Sarasota Controlled Subsidiary redeemed our investment in full.

(10)	On February 25, 2021, the Harbour Island Tampa Controlled Subsidiary redeemed our investment in full.

(11)	On March 2, 2021, the Vukota Woodmen Controlled Subsidiary redeemed our investment in full.

(12)	On May 25, 2021, the Grove Controlled Subsidiary redeemed our investment in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE Siena Controlled Subsidiary	Plantation, FL	Multifamily	12/10/2018	$6,000,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of December 31, 2021, the Company's investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 8, Related Party Arrangements for further information regarding National Lending.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Hold Period	Overview (Form 1-U)
CC1 Controlled Subsidiary	Dade City, FL	Land	03/29/2021	$6,195,000	$6,381,000	5 years	Initial
VF1 Controlled Subsidiary	Conyers, GA	Land	04/13/2021	$3,554,000	$6,808,000	8 years	Initial
AP1 Controlled Subsidiary	Douglasville, GA	Land	07/21/2021	$3,446,000	$6,735,000	8 years	Initial
BK1 Controlled Subsidiary	Katy, TX	Land	08/31/2020	$37,089,000	$53,042,000	9 years	Initial
MP1 Controlled Subsidiary	Melissa, TX	Land	09/01/2021	$13,847,000	$22,868,000	4 years	Initial
WW1 Controlled Subsidiary	Clayton, NC	Land	10/04/2021	$3,455,000	$18,253,000	5 years	Initial
WS1 Controlled Subsidiary	Covington, GA	Land	11/15/2021	$4,045,000	$9,002,000	4 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

 Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2021, we had deployed approximately $147.2 million for 16 investments and had approximately $38.9 million in cash. In addition to our investments of approximately $147.5 million, we had no future funding commitments. As of December 31, 2021 the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending and we anticipate that cash on hand, distributions from equity method investments, and future offerings and proceeds from related party notes will provide sufficient liquidity to meet future funding commitments and costs of operations.

We have no outstanding Company-level debt as of March 31, 2022 and December 31, 2021, respectively. In advance of the Merger, the Company fully redeemed its investment in National Lending of approximately $7.7 million on March 21, 2022. As of March 31, 2022, the Company merged with and into the Income Interval Fund, which was the surviving entity. Accordingly, as of April 1, 2022 the Company no longer has any capital commitments.

Outlook and Recent Trends

Despite an evolving COVID-19 landscape with continued case flare-ups from new variants like Delta and Omicron, 2021 saw a resounding rebound from 2020’s lockdown recession. According to Federal Reserve Economic Data published by the Federal Reserve Bank of St. Louis, the U.S. economy had fully recovered and overtaken its pre-COVID size in Q1 2021 when it logged 6.3% annualized growth. The elevated pace of annualized growth continued in Q2 2021 at 6.7%, and while this slowed in Q3 2021 to 2.3%, according to Federal Reserve Economic Data’s most recent estimates, the outlook is growth accelerated again in Q4 2021 projecting a 7.0% annualized growth rate. In turn, 2021 market performance was strong and widespread. The S&P returned 26.9% for the year, and, after being particularly hard hit in 2020, real estate saw strong relative performance with the Vanguard Real Estate Index returning 40.4% in 2021.

Within real estate, performance has diverged significantly between sectors, and we are encouraged by our focus on residential and industrial assets where we anticipate continued demand growth. While the impacts from the war in Ukraine are currently unpredictable; it is possible that the event will negatively impact both the U.S. and world economy. In such a scenario, while uncertain, we expect that our current strategies, centered around real estate with intrinsic value (residential and industrial logistics) and inherent limited supply, are likely to perform as well or better than most other strategies.

•	Apartment REITs outperformed the broader REIT sector in 2021, returning 64% (vs. 43% for all sectors). This follows underperformance in 2020 (apartment REITs returned -15% vs. -8% for all sectors).

•	Single-Family Rental (“SFR”) continued to outperform the broader REIT sector in 2021, returning 53%, building on outperformance in 2020 (6%).

•	Industrial returned 62% in 2021, following substantial outperformance in 2020 (12%).

•	Meanwhile, after sharply negative performance in 2020 (Office -18%, Lodging -24%), commercial sectors continued to underperform the broader REIT index in 2021 (Office 22%, Lodging 18%); Retail REITs returned 52% in 2021 after posting the worst performance among REIT sectors in 2020 (-25%).

Furthermore, the Company’s real estate portfolio is primarily invested in senior loans, structured residential investments, and preferred equity structured in a mezzanine position, typically with more than 10% to 20% capital at risk junior to our investment. Our belief is a portfolio of residential loans, fixed income residential property, and preferred equity investments is likely to be more stable than most other assets.

As of March 31, 2022, the Company merged with and into the Income Interval Fund, which was the surviving entity. Accordingly, as of April 1, 2022 the Company no longer holds any real estate assets.

Off-Balance Sheet Arrangements

As of December 31, 2021 and 2020, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 8, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

The following tables summarize the real estate investments acquired by or repaid to the Company since December 31, 2021 through March 31, 2022:

Senior Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
1923 9th St NW Senior Loan*(6)	Washington, DC	Land	06/04/2018	9.8%	06/04/2020	$6,630,000	83.9%	86.1%	Initial	Update
CCA Fletcher Senior Loan*(7)	Los Angeles, CA	Land	11/02/2018	9.7%	05/02/2020	$5,000,000	76.9%	87.0%	Initial	Update

* Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On March 9, 2022, the 1923 9th St NW Senior Loan was paid off and is no longer outstanding. See Note 11, Subsequent Events for further details.
(7)	On March 31, 2022, the CCA Fletcher Senior Loan was paid off and is no longer outstanding. See Note 11, Subsequent Events for further details.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Hold Period	Overview (Form 1- U)
PG1 Controlled Subsidiary	Davenport, FL	Land	02/25/2022	$10,152,000	$14,696,000	7 years	Initial
BC1 Controlled Subsidiary	Georgetown, TX	Land	03/09/2022	$10,568,000	$12,475,000	4 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Other

Event	Date	Description
Share Purchase Price Update	01/01/2022	Beginning on January 1, 2022, the per share purchase price of our common shares was updated to $10.10 due to a quarterly change in NAV. More information can be found here.

Share Redemptions	01/01/2022	Effective January 1, 2022, the Manager determined to suspend the processing of redemptions under our redemption plan in advance of the Merger.

Declaration of February 2022 Distributions	01/28/2022	On January 28, 2022, our Manager declared a daily distribution of $0.0017808219 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2022 and ending on February 28, 2022. More information can be found here.

Declaration of March 2022 Distributions	02/25/2022	On February 25, 2022, our Manager declared a daily distribution of $0.0016438356 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2022 and ending on March 31, 2022. More information can be found here.

Redemption from National Lending	03/21/2022	On March 21, 2022, the Company fully redeemed its investment in National Lending of approximately $7.7 million.

Share Purchase Price Update	3/31/2022	Beginning on March 31, 2022, the per share purchase price of our common shares was updated to $10.09 due to a quarterly change in NAV. More information can be found here.

Status of our Offering	03/31/2022

As of March 31, 2022, we had raised total gross offering proceeds of approximately $216.3 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.6 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 21,590,000 of our common shares.

Merger	03/31/2022	Effective March 31, 2022, the Company completed the Merger with the Income Interval Fund. In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon Exchange Ratio. The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, March 31, 2022. For more information about the Merger, please see the prospectuses filed by the Income Interval Fund on February 18, 2022 found here and here.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of March 31, 2022, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	45	Chief Executive Officer
Brandon T. Jenkins	36	Chief Operating Officer
Bjorn J. Hall	41	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	41	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since her appointment on June 7, 2021. Prior to becoming the Chief Financial Officer of the Manager, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 8, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2022 for each person or group that holds more than 10.0% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1) (2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,216	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	350	*
Alison A. Staloch	-	-
All directors and executive officers of our Manager as a group (4 persons)	1,671	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 8, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Real Estate Investment Trust, LLC

Independent Auditor’s Report

The Members
Fundrise Real Estate Investment Trust, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise Real Estate Investment Trust, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2020, were audited by another auditor, who expressed an unmodified opinion on those statements on April 21, 2021.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG LLP

McLean, Virginia
April 22, 2022

Independent Auditor’s Report

Members
Fundrise Real Estate Investment Trust, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheet as of December 31, 2020, the related statements of operations, members’ equity and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 21, 2021

Fundrise Real Estate Investment Trust, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2021	As of December 31, 2020
ASSETS
Cash	$38,896	$47,820
Interest receivable	184	271
Other assets	519	15
Deposits	-	7,708
Real estate debt investments, net	51,355	81,943
Investments in equity method investees	12,459	11,810
Investments in real estate held for improvement	82,474	-
Total Assets	$185,887	$149,567

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$2,197	$88
Due to related party	414	305
Settling subscriptions	129	419
Redemptions payable	3,455	3,219
Distributions payable	3,098	2,993
Note payable - related party	-	211
Other liabilities	15	9
Earnest money deposits on sales contracts	24,459	-
Deferred revenue on sales contracts	2,093	-
Deferred interest revenue	958	713
Total Liabilities	36,818	7,957

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 19,763,545 and 17,018,475 shares issued and 15,351,260 and 14,354,743 shares outstanding as of December 31, 2021 and 2020, respectively	153,307	143,163
Accumulated deficit	(4,238)	(1,553)
Total Members’ Equity	149,069	141,610
Total Liabilities and Members’ Equity	$185,887	$149,567

The accompanying notes are an integral part of these consolidated financial statements.

 Fundrise Real Estate Investment Trust, LLC

 Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue
Interest revenue	$6,753	$11,521
Other revenue	475	548
Total revenue	7,228	12,069

Expenses
Asset management and other fees – related party	1,295	1,144
General and administrative expense	479	265
Credit losses	156	1,437
Total expenses	1,930	2,846

Other (expense) income
Equity in earnings	172	77
Interest expense – related party	(1)	(124)
Total other (expense) income	171	(47)

Net income	$5,469	$9,176

Net income per basic and diluted common share	$0.36	$0.68
Weighted average number of common shares outstanding, basic and diluted	15,097,311	13,483,059

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Real Estate Investment Trust, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2019	12,502,201	$124,365	$(1,368)	$122,997
Proceeds from issuance of common shares	3,187,543	31,965	-	31,965
Amortization of deferred offering costs	-	(141)	-	(141)
Distributions declared on common shares	-	-	(9,361)	(9,361)
Redemptions of common shares	(1,335,001)	(13,026)	-	(13,026)
Net income	-	-	9,176	9,176
December 31, 2020	14,354,743	143,163	(1,553)	141,610
Proceeds from issuance of common shares	2,745,070	27,568	-	27,568
Amortization of deferred offering costs	-	(126)	-	(126)
Distributions declared on common shares	-	-	(8,154)	(8,154)
Redemptions of common shares	(1,748,553)	(17,298)	-	(17,298)
Net income	-	-	5,469	5,469
December 31, 2021	15,351,260	$153,307	$(4,238)	$149,069

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Real Estate Investment Trust, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
OPERATING ACTIVITIES:
Net income	$5,469	$9,176
Adjustments to reconcile net income to net cash provided by operating activities:
Credit losses	156	1,437
Equity in earnings	(172)	(77)
Interest revenue (received) paid in kind	(382)	452
Changes in assets and liabilities:
Net decrease in interest receivable	71	548
Net increase in other assets	(504)	(3)
Net increase (decrease) in accounts payable and accrued expenses	46	(22)
Net increase (decrease) in other liabilities	6	(16)
Net increase in deferred revenue on sales contracts	2,093	-
Net increase (decrease) in deferred interest revenue	245	(1,494)
Net increase (decrease) in due to related party	108	(4)
Net cash provided by operating activities	7,136	9,997
INVESTING ACTIVITIES:
Investment in real estate debt investments	(36,503)	(4,311)
Repayment of real estate debt investments	67,333	43,941
Investment in equity method investees	(942)	(3,142)
Distributions received from equity method investees	465	189
Investment in real estate held for improvement	(71,264)	-
Capital expenditures related to real estate held for improvement	(9,159)	-
Proceeds from earnest money deposits	24,459	-
Release of deposits	54,241	-
Issuance of deposits	(46,533)	(7,708)
Net cash provided by (used in) investing activities	(17,903)	28,969
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	-	210
Repayment of notes payable – related party	(210)	(7,000)
Proceeds from issuance of common shares	27,068	31,470
Proceeds from settling subscriptions	129	419
Redemptions paid	(17,062)	(10,482)
Distributions paid	(7,968)	(9,789)
Offering costs paid	(114)	(136)
Net cash provided by financing activities	1,843	4,692

Net increase (decrease) in cash	(8,924)	43,658
Cash, beginning of period	47,820	4,162
Cash, end of period	$38,896	$47,820

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$3,098	$2,993
Redemptions payable	$3,455	$3,219
Settling subscriptions	$129	$419
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$81	$201
Amortization of deferred offering costs	$126	$141
Improvements of real estate held for improvement included in accounts payable	$2,051	$-
Accrued interest contractually converted to principal	$-	$221

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party	$2	$161

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Real Estate Investment Trust, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “us,” and “our” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in, and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the years ended December 31, 2021 and 2020. As of December 31, 2021 and 2020, we held substantially all of our assets directly. As of December 31, 2021, we had one taxable REIT subsidiary (“TRS”), which was formed by the Company with an effective date of February 26, 2021 to facilitate unimproved land acquisitions. See Note 5, Investments in Real Estate Held for Improvement for further information on the real estate investment acquisitions and formation of the TRS. As of December 31, 2021, we had not established any qualified REIT subsidiaries (“QRSs”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of December 31, 2020 we had not established any QRSs or TRSs.

The Company’s Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified approximately $39.7 million of shares on July 2, 2021, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2021 and 2020, after redemptions, the Company had net common shares outstanding of approximately 15,351,000 and 14,355,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2021 and 2020, the Sponsor owned 600 common shares. In addition, as of December 31, 2021 and 2020, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 119,900 common shares at $10.00 per share in a private placement for an aggregate purchase price of approximately $1.2 million. As of December 31, 2021 and 2020, the total amount of equity issued by the Company on a gross basis was approximately $197.8 million and $170.3 million, respectively, and the total amount of settling subscriptions was approximately $129,000 and $419,000, respectively. These amounts were offered at a $10.06 and $10.05 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from real estate investment trusts managed by our Manager (“eREITs”), the Fundrise eFund, LLC, and the Fundrise Real Estate Interval Fund, LLC reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. As of December 31, 2021 and 2020, approximately $81,000 and $201,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

Merger

Effective March 31, 2022, the Company merged (the “Merger”) into Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”). In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s net asset value (“NAV”) per share that was effective as of the date of the Merger, March 31, 2022. The Income Interval Fund was the surviving entity.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. "Redemptions - common shares" amounts have been reclassified as “Common shares, net of redemptions” and "Accrued interest, PIK" amounts have been reclassified as "Real estate debt investments". Certain amounts included in “Other liabilities” have been reclassified as “Earnest money on sales contracts” on the consolidated balance sheets.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately fewer voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2021 and 2020.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company was obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organizational and offering costs incurred both before and after that date. Reimbursement payments were made in monthly installments; however, the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeded the reimbursement limit described above for the applicable monthly installment, the excess was eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager had been reimbursed in full. The Manager may also incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of December 31, 2021 and 2020, the Company had reimbursed the Manager a cumulative amount of approximately $1,006,000.

During the years ended December 31, 2021 and 2020, the Manager did not incur reimbursable organizational and offering costs on behalf of the Company and no reimbursements were made to the Manager. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2021 and 2020, approximately $1.4 million and $1.3 million, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the years ended December 31, 2021 and 2020, the Company directly incurred offering costs of approximately $126,000 and $141,000, respectively. As of December 31, 2021 and 2020, approximately $12,000 and $5,000 were payable, respectively.

Real Estate Deposits

During the closing on a real estate debt investment, we may place a cash deposit on the investment being acquired or fund amounts into escrow. These deposits are placed before the closing process of the investment is complete. If subsequent to placing the deposit, we acquire the investment, the deposit placed will be credited to the investment’s price. If subsequent to placing the deposit, we do not acquire the investment, the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate or the fair value of the real property collateralizing the impaired loan. As a practical expedient, the FASB issued ASC 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. During the years ended December 31, 2021 and 2020, we did not have any TDRs. However, for the years ended December 31, 2021 and 2020, we did recognize approximately $156,000 and $1.4 million of credit losses, respectively. See Note 3, Real Estate Debt Investments for further detail.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Deferred Interest Revenue

When a real estate debt investment is funded net of a deferred interest reserve, and is held by the Company, the Company accounts for the holdback of funds by classifying them as deferred interest revenue. As interest is incurred by the borrower, the Company recognizes interest income and reduces the deferred interest revenue until such time that the reserve is exhausted or the real estate debt investment redeems. Any remaining deferred interest revenue balance will be applied to the real estate debt investment balance upon redemption.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determines any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2021 and 2020.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investments in Real Estate Held for Improvement

Our investments in real estate held for improvement may include the acquisition of unimproved land, homes, townhomes, condominiums, office space, or industrial properties that are held for redevelopment or are in the process of being renovated.

Upon acquisition, we evaluate each investment for purposes of determining whether a property can be immediately rented (Rental Real Estate Property) or will need improvements or redevelopment (Real Estate Held for Improvement). Since inception, our investment transactions have been asset acquisitions recorded at their purchase price (plus transaction costs), and the purchase price is allocated between land, building, and improvements based upon their relative fair values at the date of acquisition.

Upon the acquisition of real estate held for improvement, we assess the fair value of acquired tangible and intangible assets, (including land, buildings, tenant improvements, “above-” and “below-market” leases, leasing and acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities, including land and buildings as if vacant.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as a rental property. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

We evaluate our real estate investments for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets are reduced to their fair value. During the years ended December 31, 2021 and 2020, no such impairment occurred.

 Earnest Money Deposits

We receive earnest money deposits (option deposits) from homebuilders for purchases of developed lots. These option deposits are typically released to the homebuilders as lots are sold. Option deposits held are non-refundable to the homebuilder in the event the homebuilder elects to terminate the contract. As of December 31, 2021 and 2020, these earnest money deposits were included as “Earnest money deposits on sales contracts” on the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that, on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (COVID-19), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager resumed the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

As a result of the formation of the TRS and subsequent acquisitions of unimproved land during the years ended December 31, 2021, we expect to record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was limited TRS activity on the statement of operations for the year ended December 31, 2021. Accordingly, no income tax expense was recorded for the years ended December 31, 2021 and 2020. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2021 and 2020. No gross deferred tax assets or liabilities have been recorded as of December 31, 2021 and 2020.

As of December 31 2021, the tax period for the taxable year ended December 31, 2018 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Real estate investment revenue and related profit are generally recognized at the time of closing of a sale, when title to and possession of the property are transferred to the buyer. Up-front payments received, including option deposits and option agreement fees, are recognized when the performance obligation is satisfied, which is generally when the buyer obtains control of the lots. There were no sales of developed lots during the years ended December 31, 2021 and 2020. Option agreement fees received are included as “Deferred revenue on sales contracts” on the consolidated balance sheets.

 Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 is effective for all entities as of March 12, 2020 through December 31, 2022. The Company has not adopted any of the optional expedients or exceptions as of December 31, 2021. We will continue evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Real Estate Debt Investments

As of December 31, 2021 and 2020, two of our real estate debt investments were considered impaired. The following table describes our real estate debt investment activity (dollar amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$81,943	$123,462
Investments(1)	36,503	4,532
Principal repayments(2)	(67,333)	(43,941)
Principal credit loss(3)	(129)	(1,351)
Interest revenue received (paid) in kind, net (4)	371	(759)
Ending balance	$51,355	$81,943

(1)	One new senior debt investment was added during the year ended December 31, 2021. No new investments were added during the year ended December 31, 2020, but borrowers have drawn additional funds on existing real estate debt investments.

(2)	As of December 31, 2021, the principal repayments include full repayment of three senior debt investments and three preferred equity investments. The principal repayments as of December 31, 2021 also include partial repayments of one senior debt investment. As of December 31, 2020, the principal repayments include full repayment of three senior debt investments and three preferred equity investments.

(3)	As of December 31, 2021 and 2020, the principal balances for two real estate debt investments were considered impaired. See below for further details.

(4)	As of December 31, 2021 and 2020, the interest revenue received (paid) in kind balances included credit losses of approximately $11,000 and $86,000 related to the impairment of two of our real estate debt investments. See below for further details.

As of December 31, 2021 and 2020, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

As of December 31, 2021 and 2020, two of our real estate debt investments have incurred an event of default due to non-payment of principal and interest upon maturity. Both of these real estate debt investments are secured by the underlying properties and we are actively trying to recover our investments. During the years ended December 31, 2021 and 2020, we received partial repayments totaling approximately $1.3 million and $3.5 million, respectively, in principal and accrued interest from one of the investments. As of December 31, 2021 and 2020, the carrying value of these two real estate debt investments was approximately $3.1 million and $4.5 million, respectively. On March 9, 2022, one of these investments was paid off and is no longer outstanding. See Note 11, Subsequent Events, for further information.

As of December 31, 2021 and 2020, approximately $1.6 million and $1.5 million, respectively, of cumulative credit losses were included in “Real estate debt investments, net” on the consolidated balance sheets. The additional approximately $156,000 of credit losses incurred during the year ended December 31, 2021 are comprised of approximately $129,000 related to principal, $11,000 related to interest revenue received (paid) in kind, and $16,000 related to current interest. The cumulative unpaid balance of the two impaired loans as of December 31, 2021 and 2020 is approximately $4.6 million and $5.8 million, respectively.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented within with “Real estate debt investments, net” in these consolidated financial statements.

The following table presents the Company’s real estate debt investments as of December 31, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	4	$37,992	$-	$36,779
Preferred equity	3	14,983	-	14,576
Balance as of December 31, 2021	7	$52,975	$-	$51,355

(1)	For senior debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents the Company’s real estate debt investments as of December 31, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Senior debt	6	$43,743	$4,679	$42,659
Preferred equity	6	39,691	-	39,284
Balance as of December 31, 2020	12	$83,434	$4,679	$81,943

(1)	For debt and preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	4	$36,779	$-	$-	$-
Preferred equity	3	1,962	12,614	-	-
Balance as of December 31, 2021	7	$38,741	$12,614	$-	$-

The following table presents certain information about the Company’s real estate debt investments, as of December 31, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	6	$42,659	$-	$-	$-
Preferred equity	6	1,963	12,571	24,750	-
Balance as of December 31, 2020	12	$44,622	$12,571	$24,750	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2021 and 2020, two investments were considered non-performing. Accordingly, as of December 31, 2021 and 2020, the cumulative credit losses recognized by the Company were approximately $1.6 million and $1.5 million, respectively. On March 9, 2022, one of these investments was paid off and is no longer outstanding. See Note 11, Subsequent Events, for further information.

4.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Beginning balance	$11,810	$8,780
New investments in equity method investees	942	3,142
Distributions received	(465)	(189)
Equity in earnings of equity method investees	172	77
Ending balance	$12,459	$11,810

As of December 31, 2021 and 2020, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in December 2018, a 22.8% non-controlling member interest in Siena JV LP, whose activities are carried out through the following wholly-owned asset: Siena Apartments, a multifamily complex in Plantation, FL.

(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. See Note 8, Related Party Arrangement, for further information regarding National Lending.

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC
Condensed balance sheet information:	As of December 31, 2021	As of December 31, 2021
Real estate assets, net	$61,040	$-
Other assets	751	69,017	(1)
Total assets	$61,791	$69,017

Mortgage notes payable	$40,679	$-
Other liabilities	334	3
Equity	20,778	69,014
Total liabilities and equity	$61,791	$69,017
Company’s equity investment, net	$4,791	$7,668

(1)	Approximately $29.0 million of “Other assets” for National Lending are promissory notes receivable from other eREITs. See Note 8, Related Party Arrangements for further information regarding National Lending.

	Siena JV LP	National Lending, LLC
Condensed income statement information:	For the Year Ended December 31, 2021	For the Year Ended December 31, 2021
Total revenue	$6,489	$1,243
Total expenses	6,335	47
Net income	$154	$1,196
Company’s equity in earnings of investee	$36	$136

As of and for the year ended December 31, 2020, the condensed financial position and results of operations of the Company’s material equity method investments are summarized below (amounts in thousands):

	Siena JV LP	National Lending, LLC
Condensed balance sheet information:	As of December 31, 2020	As of December 31, 2020
Real estate assets, net	$63,212	$-
Other assets	1,503	52,950
Total assets	$64,715	$52,950

Mortgage notes payable	$41,073	$-
Other liabilities	377	-
Equity	23,265	52,950
Total liabilities and equity	$64,715	$52,950
Company’s equity investment, net	$5,221	$6,589

	Siena JV LP	National Lending, LLC
Condensed income statement information:	For the Year Ended December 31, 2020	For the Year Ended December 31, 20210
Total revenue	$5,842	$629
Total expenses	5,858	35
Net income (loss)	$(16)	$594
Company’s equity in earnings (losses) of investee	$(4)	$81

5.	Investments in Real Estate Held for Improvement

As of December 31, 2021 and 2020, we had seven and zero investments in real estate held for improvement, respectively.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2021	As of December 31, 2020
Land and land improvements	$71,264	$-
Building and building improvements	-	-
Work in progress(1)	11,210	-
Total investment in real estate held for improvement	$82,474	$-

(1)	As of December 31, 2021, approximately $2.1 million of work in progress is included in accounts payable and accrued expenses in our consolidated financial statements.

As of December 31, 2021 and 2020, our investments in real estate held for improvement included capitalized transaction costs of approximately $2.0 million and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $1.4 million and $0, respectively.

In conjunction with the closing of these investments, we entered into construction agreements with national homebuilders (the “Homebuilders”) in which the Homebuilders have agreed to develop the properties and deliver finished lots at set prices. We are committed to a maximum funding of approximately $123.4 million for the construction costs associated with the development of the finished lots. We expect the funding of these commitments to be completed according to the executed development agreements. As of December 31, 2021, our remaining commitments are approximately $115.0 million (see Note 10, Commitments and Contingencies).

We also entered into option agreements (the “Purchase Option Agreements”) with the Homebuilders which provide the Homebuilders the option, but not the obligation, to purchase the finished lots at set quarterly schedules. To maintain the option, the Homebuilders have agreed to pay us monthly payments, calculated on the investments' outstanding equity in the projects during the preceding month, at varying rates per annum. Additionally, the Homebuilders have also agreed to deposit a percentage of the final purchase prices for the finished lots, which is included as “Earnest money deposits on sales contracts” in our consolidated financial statements. Should the Homebuilders default or terminate the Purchase Option Agreements, their deposits are nonrefundable.

When we enter into a construction and option agreement with a Homebuilder in which the Homebuilder has paid a non-refundable deposit, we have concluded that a VIE, which shall be evaluated for consolidation pursuant to ASC 810, is created because the Company is deemed to have provided subordinated financial support that will absorb some or all of an entity’s expected losses if they occur. For each VIE, we assessed whether we are the primary beneficiary of the VIE and thus must consolidate the entity by first determining if we have the ability to control the activities of the VIE that most significantly impact its economic performance in accordance with our principles of consolidation. We have concluded that we are responsible for absorbing the VIE’s losses or receiving benefits from the entity that could be potentially significant to the VIE based on the Homebuilder’s option to elect not to purchase the finished lots. We are not required and do not intend to provide financial or other support outside of contractual requirements to any VIE. As of December 31, 2021, we have concluded that we are the primary beneficiary of the VIE and have consolidated the related assets and liabilities within our consolidated financial statements.

6.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2021 and 2020 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0011643836	$489		01/28/2021	$489	04/13/2021
March 1, 2021 through March 31, 2021	0.0016438356	772		02/25/2021	772	04/13/2021
April 1, 2021 through April 30, 2021	0.0010958904	494		03/30/2021	494	07/13/2021
May 1, 2021 through May 31, 2021	0.0015068493	707		04/29/2021	707	07/13/2021
June 1, 2021 through June 30, 2021	0.0011643836	526		05/28/2021	526	07/13/2021
July 1, 2021 through July 31, 2021	0.0012328767	564		06/29/2021	564	10/12/2021
August 1, 2021 through August 31, 2021	0.0013013699	618		07/28/2021	618	10/12/2021
September 1, 2021 through October 1, 2021	0.0019178082	886		08/27/2021	886	10/12/2021
October 2, 2021 through October 31, 2021	0.0016438356	767		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0016438356	755		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0016438356	786		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0016438356	790	(2)	12/29/2021	-	04/12/2022
Total		$8,154	(1)		$5,056

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2020	Payment Date
February 1, 2020 through February 29, 2020	0.0024657534	$911		01/29/2020	$911	04/09/2020
March 1, 2020 through March 31, 2020	0.0020547945	849		02/26/2020	849	04/09/2020
April 1, 2020 through April 30, 2020	0.0019178082	774		03/30/2020	774	07/09/2020
May 1, 2020 through May 31, 2020	0.0017808219	742		04/29/2020	742	07/09/2020
June 1, 2020 through June 30, 2020	0.0017808219	719		05/27/2020	719	07/09/2020
July 1, 2020 through July 31, 2020	0.0017808219	711		06/29/2020	711	10/08/2020
August 1, 2020 through August 31, 2020	0.0020547945	844		07/30/2020	844	10/08/2020
September 1, 2020 through October 1, 2020	0.0019178082	818		08/28/2020	818	10/08/2020
October 2, 2020 through October 31, 2020	0.0019178082	808		10/01/2020	-	01/12/2021
November 1, 2020 through November 30, 20	0.0017808219	762		10/29/2020	-	01/12/2021
December 1, 2020 through December 31, 2020	0.0017808219	800		11/25/2020	-	01/12/2021
January 1, 2021 through January 31, 2021	0.0013698630	623	(3)	12/29/2020	-	04/13/2021
Total		$9,361	(1)		$6,368

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2021 and 2020, total distributions declared to related parties were approximately $64,000 and $87,000, respectively.

(2)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements, and is scheduled to be paid within three weeks after the end of March 2022.

(3)	The liability for the January 2021 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2020 financial statements. This amount was subsequently determined to be approximately $618,000.

7.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021 and 2020, the Company’s significant financial instruments consist of cash, interest receivable, real estate debt investments, and related party notes payable. With the exception of real estate debt investments, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

As of December 31, 2021 and 2020, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $51.4 million and $81.9 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The range of discount rates utilized was approximately 8.0% to 13.0%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

8.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for organizational and offering expenses incurred in conjunction with the Offering. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2021 and 2020.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2021 and 2020, the Manager incurred approximately $103,000 and $17,000 of such costs on our behalf, respectively. As of December 31, 2021 and 2020, approximately $81,000 and $1,000 was due and payable, respectively, and are included in “Due to related party” on the consolidated balance sheets.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager, in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the years ended December 31, 2021 and 2020, we incurred asset management fees of approximately $1.3 million and $1.1 million, respectively. As of December 31, 2021 and 2020, approximately $326,000 and $302,000, respectively, of asset management fees remained payable to the Manager and are included in “Due to related party” on the consolidated balance sheets.

The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2021 and 2020, the Manager designated two assets as non-performing, but the Company has not incurred any special servicing expenses related to these assets.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2021 and 2020, the Company purchased one and zero investments, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2021 and 2020, fees of approximately $7,000 and $10,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 119,900 shares, as of December 31, 2021 and 2020. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2021 and 2020.

For the years ended December 31, 2021 and 2020, the Sponsor incurred approximately $54,000 and $24,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement, respectively. As of December 31, 2021 and 2020, approximately $7,000 and $2,000 were due and payable, respectively, and are included in “Due to related party” on the consolidated balance sheets.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2021 and 2020, the Company has contributed approximately $7.4 million and $6.5 million for a 11.06% and 12.41% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager. During the year ended December 31, 2020, the Company repaid one outstanding promissory note in the principal amount of $7.0 million plus accrued interest. As of December 31, 2021 and 2020, we do not have any outstanding promissory notes with National Lending.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by the Independent Representative. As of December 31, 2021, the Company repaid the outstanding principal and interest in full in the amount of approximately $212,000.

For each of the years ended December 31, 2021 and 2020, the Company incurred interest expense of approximately $1,000. As of December 31, 2021 and 2020, approximately $0 and $1,000, respectively, of interest expense was payable to NCRET.

9.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

10.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Development of Land Held for Improvement

In conjunction with the closing of land acquisitions held for improvement, we entered into construction agreements with Homebuilders in which the Homebuilders have agreed to develop the properties and deliver finished lots at set prices. We are committed to a maximum funding of approximately $123.4 million for the construction costs associated with the development of the finished lots. We expect the funding of these commitments to be completed according to the executed development agreements. As of December 31, 2021, our remaining commitments are approximately $115.0 million.

11.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 22, 2022, for potential recognition or disclosure.

Offering

As of March 31, 2022, we had raised total gross offering proceeds of approximately $216.3 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $3.6 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 21,590,000 of our common shares.

Share Redemptions

In advance of the Merger, the Manager determined to suspend the processing of redemptions under our redemption plan effective January 1, 2022.

Redemption from National Lending

In advance of the Merger, the Company fully redeemed its investment in National Lending of approximately $7.7 million on March 21, 2022.

Investments

As of April 22, 2022, the Company has made two additional real estate investments in the amount of approximately $20.7 million. Additionally, borrowers have drawn additional funds on new and existing real estate investments in the amount of approximately $2.7 million.

Principal Repayments

As of April 22, 2022, the Company received repayment for three real estate debt investments in the amount of approximately $9.1 million, inclusive of outstanding interest.

Merger

Effective March 31, 2022, the Company merged (the “Merger”) into the Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”). In connection with the Merger, the Income Interval Fund issued to the shareholders of the Company common shares of the Income Interval Fund based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Company’s NAV per share that was effective as of the date of the Merger, March 31, 2022.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on October 2, 2015)
2.2*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Offering Circular on Form 1-A filed on September 19, 2016)
4.1*	Form of Subscription Package (incorporated by reference to Appendix A of the Company's Offering Circular on Form 1-A filed on May 11, 2021)
6.1*	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on October 2, 2015)
6.2*	Form of Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s DOS/A filed on October 30, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on October 30, 2015)
11.1**	Consent of KPMG LLP
11.2**	Consent of RSM US LLP

*	Filed previously
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 22, 2022.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 22, 2022
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	April 22, 2022
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)